July 16, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
2569 Wyandotte Street, Suite 101
Mountain View, CA 94043

       Re: Aditxt, Inc.
           Registration Statement on Form S-3
           Filed July 11, 2024
           File No. 333-280757
Dear Amro Albanna:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences